March 21, 2012

Report to Shareholders

For the recently completed fiscal 2011, the Company achieved its goals and exceeded expectations of many of our shareholders and observers.

We have however recently hit a rough patch upon our announcement of our 2012 gold production outlook and oxide reconciliation issue.  This announcement was followed by a sharp decline in share price and the initiation of a class action in the United States.  In reaction to the decline in share price the Company has this week announced a share buy back program, on the simple basis that we believe the current share price understates the Company’s value.

In reality the Company has a very strong balance sheet and the Bisha Mine remains a strong operation with significant cash flow this year, even after a large capital expansion for the copper flotation plant.

2012 looks to be a growth year, not only in the accumulation of cash and plant expansion, but also as we look forward to providing a resource and reserve update mid year.  The resource and reserve update will incorporate the results of our successful 2011 drill programs.

As explained in our annual management discussion and analysis and evidenced in our annual financial statements the Company has successfully transitioned to an operating mining company.

Our success in 2011 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and most importantly, the integral part played by the State of Eritrea, as our partner in the Bisha Mine.

Outlook for 2012:

  We expect to produce 190,000 to 210,000 ounces of gold
  We expect to accumulate significant cash from operations
  We expect to add to existing mineral reserves
  We expect to receive an additional mining license on the Harena deposit
  We are actively evaluating possible acquisitions and, if we are able to identify an asset of sufficient quality at a reasonable price, we plan on expanding our property portfolio
  We will continue our dividend policy to provide a cash return to shareholders

We have proven our ability in the past few years to bring Bisha into production and look forward to expanding on this success in 2012.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

“Cliff T. Davis”

Clifford T. Davis
President and CEO
Nevsun Resources Ltd.